THE ALGER FUNDS
111 Fifth Avenue
New York, New York  10003

April 4, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Patricia Williams

Re:	The Alger Funds (File Nos.: 811-1355, 33-4959)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 68 (the “Amendment”) under the Securities Act to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 67 under the Securities Act to the Registration Statement filed with the SEC on March 10, 2011 in order to change Alger Balanced Fund into Alger Growth & Income Fund (the “Fund”) in a combined retail funds prospectus (the “Prospectus”), as well as to update the statement of additional information (“SAI”) for the other series of the Trust.  Comments were provided by telephone to Hal Liebes and Lisa A. Moss by Patricia Williams of the Staff on April 1, 2011.  For the convenience of the Staff, comments have been summarized below and the Trust’s response follows each comment.  References in the responses to the Prospectus or SAI are to those filed as part of the Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

PROSPECTUS

Summary Prospectus of Alger Capital Appreciation Fund:  Page 1

1.                                       Staff Comment:  Please include the disclosure regarding the 2% redemption fee in the fee table, on one line.

Response:   We have included all the disclosure on one line with respect to Alger Growth & Income Fund, and we intend to incorporate this comment into any filings going forward.  As we explained during the phone call with the Staff, the decision to file the Prospectus as a combined prospectus was made when we anticipated having the Fund go effective on February 28, 2011, in conjunction with the Trust’s annual update.  We will redate the Trust’s retail fund Prospectus “March 1, 2011, As Revised April 1, 2011,” but do not currently have plans to reprint the summary prospectuses of the other series of the Trust.

Summary Prospectus of Alger Capital Appreciation Fund:  Page 4

2.                                       Staff Comment:  Please explain the relevance of the Russell 1000 Growth Index in the narrative of the average annual total return chart included in the performance section.

Response:   We intend to incorporate this comment into any filings going forward.  We do not currently have plans to reprint the summary prospectuses of the other series of the Trust.

Summary Prospectus of Alger Growth Opportunities Fund:  Page 31

3.                                       Staff Comment:  Please file the document memorializing the contractual reimbursement as an exhibit to this registration statement.

Response:   We currently consider the prospectus itself, together with the relevant Board materials, as the documents memorializing the contractual reimbursement.  We intend to prepare a separate document so that we can incorporate this comment into any filings going forward.

Summary Prospectus of Alger Growth & Income Fund:  Page 44

4.                                       Staff Comment:  Please disclose the market cap range of the equity securities the Fund invests in.  If the range includes small capitalization securities, please disclose the risks associated with investing in such securities.

Response:   We have added the following disclosure to the Fund’s Prospectus:

“The Fund focuses on growing companies that, at the time of purchase of the securities, have a market capitalization equal to or greater than the market capitalization of companies included in the S&P 500 Index, as reported by the index as of the most recent quarter-end. This index is designed to track the performance of large-capitalization growth stocks. At December 31, 2010, the market capitalization of the companies in this index ranged from $1.3 billion to $372.7 billion.”

We note that although we mentioned the Russell 1000 Growth Index to Ms. Williams, while revising the Prospectus we noted that the Fund’s new benchmark was the S&P 500 Index, and we propose to reference that index instead.

Since the Fund can invest in securities issued by small capitalization companies, we have added the following disclosure to the Fund’s Prospectus:

“the possibility of greater risk by investing in smaller, less seasoned companies rather than larger, more established companies due to such factors as inexperienced management and limited product lines or financial resources. “

Summary Prospectus of Alger Growth & Income Fund:  Page 46

5.                                       Staff Comment:  Please explain the relevance of the Russell 1000 Growth  Index and the Barclays Capital U.S. Government/Credit Bond Index in the narrative of the average annual total return chart included in the performance section.

Response:   We have added the following disclosure to the Fund’s Prospectus:

Alger Balanced Fund compared its performance to the Russell 1000 Growth Index and Barclays Capital U.S. Government/Credit Bond Index.

STATEMENT OF ADDITIONAL INFORMATION

Management — Trustees and Officers of the Trust:  Page 32

6.                                       Staff Comment:  Please add a column listing the other directorships held by the Trustees during the last five years, as per item 17 of Form N-1A.

Response:  The required disclosure will be added to the Fund’s SAI going forward.

I represent that the filing does not include any disclosure that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

We hope the Staff finds this letter and the revisions in the Amendment responsive to the Staff’s comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or e-mail lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc: Hal Liebes, Esq.